September 9, 2019


Via E-Mail

David W. Ghegan
Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 3000
Atlanta, GA 30308

       Re:    Liberty Tax, Inc.
              Schedule TO-I/A filed on August 27, 2019
              Response letter dated August 30, 2019
              File No. 1-35588

Dear Mr. Ghegan:

        The Office of Mergers and Acquisitions has the following comments on your response letter dated August 30, 2019, which responded to our prior comment letter dated August 6, 2019:

Response to Comment 5

   1. We note your response to prior comment 5. However, it is unclear how you concluded that the sale (private placement) of up to $40,000,000 of common shares of Liberty Tax
      Inc. (TAXA) to Tributum L.P. does not involve the use of any "special selling efforts or selling methods" that distinguishes it from an ordinary trading transaction. In support of your conclusion, please provide us your analysis of relevant legal authority regarding a similar private placement-negotiated backstop liquidity facility (i.e., regardless of whether or not it was independently negotiated). Also, assuming there is a "distribution"
      for purposes of Regulation M, please expand your response to prior comment 5 to tell us how the (announcement and) purchase of shares under the tender offer is structured so as not to occur during the applicable Regulation M "restricted period(s)" for the sale of shares under the post-closing subscription agreement between Liberty Tax Inc. and
      Tributum L.P.

Response to Comment 6; Background of the Offer, page 21

   2. We note your proposed new disclosure that "Party C's response led the Transaction
      Committee to conclude that Party C's valuation of Liberty would be similar to the range proposed by Party B and, in any event, less than $12.00 per share." Explain how Party
 David Ghegan, Esq.
Troutman Sanders LLP
September 9, 2019
Page 2


       C's response led the Transaction Committee to that conclusion and why it decided not to pursue negotiations with Party C to confirm.

Response to Comment 8; Opinion of the Advisor to the Special Committee, page 35

   3. Summarize the assumptions underlying the projections included in Appendix I, including the assumptions as to "certain business decisions" that form the basis for the forecasted information.

          We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                                   Sincerely,

                                                   /s/ Christina Chalk

                                                   Christina Chalk
                                                   Senior Special Counsel
                                                   Office of Mergers and
Acquisitions